EXHIBIT 10.54




                             Letter of Intent "LOI"



                                     Between


                     Imaging Diagnostic Systems, Inc. "IMDS"
                               6531 NW 18th Court
                            Plantation, Florida 33313


                         Represented by: Linda B. Grable


                                       And


                            Sanotech Group Srl. "STG"
                           28 bis General Budisteanu,
                          Bucharest, Romania, Sector 1


                        Represented by: Irvin R. Dyer III




                            Bucharest, 8 January 2002



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         It is hereby agreed by the above parties to cooperate together in order to introduce IMDS products into the "Territories" (indicated below) for the purpose of presenting the technology to the market and for the sale of the IMDS CTLM(R) Systems "CTLM(R)". STG agrees to meet the "Vienna Milestones" and "Bucharest Milestones" on a timely basis. IMDS agrees to grant "Warrants" to STG in exchange for deliverables stipulated under this LOI. Sales commissions in favor of STG will be agreed upon between the parties on a case by case basis.

IMDS agrees to proved STG with an implementation budget upon request for the following:

Vienna Milestones:

         Vienna -        - Homologation and authorizations: up to USD $25,000
                         - Marketing and promotional events:up to USD $25,000

Bucharest Milestones:

         Bucharest       - Homologation and authorizations: up to USD $15,000
                         - Marketing and promotional events:up to USD $25,000

         STG will draw down against the implementation budget as required and will provide IMDS with the requisite invoices prior to draw down. IMDS agrees to settle the said invoices within 5 banking days from receipt.

         IMDS agrees to provide two complete CTLM(R) Systems and to deliver them at its own cost to Vienna and Bucharest site hospitals, free of charge to STG, no later than 15 March, 2002. It is also agreed that IMDS will train the necessary doctors/service engineers at IMDS's facility in Plantation, Florida USA.

         IMDS will install the two CTLM(R) Systems at no charge to STG.

         IMDS will provide two weeks training for the Clinical Applications Specialists at each individual site.

         The parties must mutually agree upon the content and timing for all press releases associated with the proposed transactions and related services.

         The parties must agree that a moratorium will be placed on all agency representation and distribution agreements in Europe, Central Europe and Eastern Europe, until 90 days following the installation and training of the respective doctors on the second CTLM(R) ("Initial Period").
Upon successful completion of the Vienna and Bucharest Milestones within the Initial Period, STG shall have a right of first refusal on the exclusive representation rights fro the regions mentioned above, for an additional 90 days ("Follow UP Period"). To that end, we wish to discuss any distribution agreements which may currently exist and would like the opportunity to replace any existing distributors as soon as practicably possible. However, during the Initial Period and Follow Up Period, IMDS shall maintain the right to sell the CTLM(R) directly to end users who have been in contact prior to or during the Initial Period or Follow Up Period.

         "Warrants" shall be defined as cashless Warrants to purchase 1,500,000 shares of IMDS common stock "Stock" pursuant to the terms an conditions as set forth below in "EXHIBIT A". IMDS further agrees that upon the execution of each Milestone, it shall file a registration statement covering the underlying Stock with U.S. Securities and Exchange Commissions, via



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Form S-8. The Warrants shall have an exercise price equal to 125% of the market price upon execution of each Milestone.

EXHIBIT A

Vienna:


62,500 shares - Upon arrival and acceptance of the CTLM(R) from Florida to Vienna on temporary import basis (title to the systems to remain in the name of IMDS).

62,500 shares - Upon installation and training at AKH hospital.

62,500 shares - Upon homologation and authorization from the Austrian Ministry of Health and Hospital Administration.

62,500 shares - Upon completion of the marketing and promotional events (exclusive of ECR)


Bucharest:


62,500 shares - Upon arrival and acceptance of the CTLM(R) from Florida to Bucharest.

62,500 shares - Upon installation and training at Colentina Hospital.

62,500 shares - Upon homologation and authorization from Ministry of Health, National Assurance House and the Hospital Authorities.

62,500 shares - Upon completion of the marketing and promotional events, together with a national public awareness campaign in connection with the Romanian First Lady's breast cancer program.

200,000 shares - Upon the 5th CTLM(R) sold through the auspices of STG. 200,000 shares - Upon the 10th CTLM(R) sold through the auspices of STG. 300,000 shares - Upon the 20th CTLM(R) sold through the auspices of STG. 300,000 shares - Upon the 40th CTLM(R) sold through the auspices of STG.

         This LOI shall be governed in accordance with the rules of the American Arbitration Association, in the jurisdiction of the County of New York, New York, USA.

         The parties agree to conclude a final and definitive Cooperation Agreement "Cooperation Agreement" with 30 days from the date of this LOI. This LOI will remain in force for a period of twelve months or until the Cooperation Agreement is executed, and shall be included as an integral part of the said Cooperation Agreement.


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"Territories" shall be defined as the national sovereignties of Austria and
Romania.

"Vienna Milestones" shall be defined as a prestigious hospital location for installation of the CTLM(R) in Vienna. Homologation and authorization approvals from the Austrian Ministry of Health and Hospital Administration from AKH Hospital Vienna. Marketing and promotional events (exclusive of ECR). Symposiums, congresses and a public awareness campaign. Promotional activities to take place over a period of 90-180 days. STG will cover all cost associated with the operation of the system in AKH Hospital.

"Bucharest Milestones" shall be defined as the homologation and authorization from the Ministry of Health , National Assurance House, (if required) together with Colentina Hospital Bucharest Administration Authorities. Marketing and promotional events, together with national public awareness campaign in connection with the Romanian First Lady's breast cancer program over a period of 90-180 days. STG will cover all cost associated with the operation of the system in Colentina Hospital.


                                      [END]




This Letter of Intent is agreed this day 8, January 2002 and is signed in four
(4) originals.




For and on Behalf of Imaging Diagnostic Systems, Inc.



/s/ Linda B. Grable
--------------------------------
By: Linda B. Grable, CEO


For and on Behalf of Sanotech Group Srl.



/s/ Irvin R. Dyer
---------------------------
By Irvin R. Dyer, Director



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